SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

          SCHEDULE 13D

          Under the Securities Exchange Act of 1934
          (Amendment No. 5)

          Chicago and North Western Transportation Company
          (Name of Issuer)

          Common Stock, Par Value $.01 Per Share
          (Title of Class of Securities)

          167155 10 0
          (CUSIP Number)

          Richard J. Ressler, Esq.
          Union Pacific Corporation
          Martin Tower, Eighth and Eaton Avenues
          Bethlehem, Pennsylvania  18018
          (610) 861-3200
          (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

          Copy to:

          Paul T. Schnell
          Skadden, Arps, Slate, Meagher & Flom
          919 Third Avenue
          New York, New York  10022
          (212) 735-3000

                              December 13, 1994

          (Date of Event which Requires Filing of this Statement)

                    If the filing person has previously filed a
          statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing the statement because of Rule 13d-1(b)(3) or (4), check the
          following box:  [   ]

                    Check the following box if a fee is being paid with the statement: [ ]


                               SCHEDULE 13D

   CUSIP No. 167155 10 0
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Union Pacific Corporation
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a)  ( )
                                                         (b)  (x)
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
             WC
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                            ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
             Utah
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                          12,835,304
           EACH                    (on conversion of non-voting
         REPORTING                 common stock) (See Item 5)
          PERSON
           WITH                  ___________________________________
                                   (9)  SOLE DISPOSITIVE POWER

                                 ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        12,835,304 (See Item 5)

   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,835,304 (See Item 5)
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (x)

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             29.13% (assuming conversion of non-voting common stock)
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
             HC and CO
   _________________________________________________________________

   *   SEE INSTRUCTIONS BEFORE FILLING OUT!


                               SCHEDULE 13D

   CUSIP No. 167155 10 0
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             UP Rail, Inc.
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a)  ( )
                                                         (b)  (x)
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
             WC
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                            ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
             Utah
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                          12,835,304
           EACH                    (on conversion of non-voting
         REPORTING                 common stock) (See Item 5)
          PERSON)
           WITH                  ___________________________________
                                   (9)  SOLE DISPOSITIVE POWER

                                 ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        12,835,304 (See Item 5)

   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,835,304 (See Item 5)
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (x)

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             29.13% (assuming conversion of non-voting common stock)
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
             CO
   _________________________________________________________________

   *   SEE INSTRUCTIONS BEFORE FILLING OUT!


                               SCHEDULE 13D

   CUSIP No. 167155 10 0
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Union Pacific Holdings, Inc.
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a)  ( )
                                                         (b)  (x)
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
             WC
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                            ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
             Utah
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                          12,835,304
           EACH                    (on conversion of non-voting
         REPORTING                 common stock) (See Item 5)
          PERSON
           WITH                  ___________________________________
                                   (9)  SOLE DISPOSITIVE POWER

                                 ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        12,835,304 (See Item 5)

   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,835,304 (See Item 5)
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (x)

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             29.13% (assuming conversion of non-voting common stock)
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
             HC and CO
   _________________________________________________________________

   *   SEE INSTRUCTIONS BEFORE FILLING OUT!



                    This Amendment No. 5 filed by Union Pacific
          Corporation, a Utah corporation ("UP"), Union Pacific Holdings, Inc., a Utah corporation ("UP Holdings"), and UP Rail, Inc., a Delaware corporation ("UP Rail"), amends the Statement on Schedule 13D, dated April 9, 1992, as previously amended (the "Schedule 13D"), with respect to the common stock, par value $.01 per share (the "Shares"), of Chicago and North Western Transportation Company, a Delaware corporation (the "Issuer"). UP, UP Holdings and UP Rail are hereinafter collectively referred to as the "Reporting Persons." Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

          Item 2.   Identity and Background.

                    Item 2 is hereby supplemented as follows:

                    (a)-(c), (f). The names, business addresses, present principal occupations or employments, and citizenship (and the names, principal businesses and addresses of the corporations or other organizations in which such employment is conducted) of the executive officers and directors of each of UP, UP Holdings and UP Rail, as amended, are set forth in Schedule I attached hereto.

          Item 4.   Purpose of Transaction.

                    Item 4 is hereby supplemented as follows:

                    As previously disclosed, UP filed an
          application with the Interstate Commerce Commission (the "ICC") on January 29, 1993 for an order authorizing the common control, within the meaning of the Interstate Commerce Act (the "Act"), of the rail subsidiaries of the Issuer and of UP. UP requested that the ICC issue an order that would permit UP to, among other things, convert its shares of non-voting common stock of the Issuer, par value $.01 per share (the "Non-Voting Common Stock") into Shares, vote such Shares, acquire additional Shares if it determines to do so and (subject to approval of the Issuer) coordinate further the services of the railroad subsidiaries of UP and the Issuer, in each of the above cases without the need to obtain any further control authorization from the ICC. On December 13, 1994, the commissioners of the ICC voted 4-0 to approve UP's application, subject to a standard labor protection condition and a requirement that the Soo Line Railroad Company ("Soo") be permitted to admit third parties to certain joint facilities operated by Soo and the Issuer. Such preliminary approval by the ICC will become final and effective upon publication by the ICC of its written opinion on this matter and the passage of any applicable period of time specified in such opinion (provided that no stays have been entered by any court or the ICC prior to such time). Upon such final approval, UP will be permitted to take two additional seats on an expanded nine-member board of directors of the Issuer. UP currently has the right to designate one member of the Issuer's current seven-member board. UP also intends, upon such final ICC approval, to convert its Non-Voting Stock into Shares. In addition, UP plans, upon such final ICC approval, to seek to enter into a series of marketing and operating coordination arrangements between the Union Pacific and Chicago and North Western railroads; the actual terms and conditions of such arrangements, if any, will be determined based upon future negotiations, if any, between UP and the Issuer in regard to such arrangements.

                    The Reporting Persons intend to review their investment in the Issuer on a continuing basis and reserve the right to acquire Shares in the open market or in privately negotiated transactions or otherwise (subject to obtaining final ICC approval), to maintain their holdings at current levels or to sell all or a portion of their holdings in the open market or in privately negotiated transactions or otherwise. Any such actions will depend upon, among other things, the availability of Shares for purchase at satisfactory price levels; the continuing evaluation of the Issuer's business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the availability of financing; the actions of the management and Board of Directors of the Issuer; and other future developments. Except as set forth above and in Item 5 below, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

          Item 5.   Interest in Securities of the Issuer.

                    Item 5 is hereby supplemented as follows:

                    (a)-(b).  As of the close of business on
          December 14, 1994, UP Rail beneficially owned 12,835,304 shares of Non-Voting Common Stock. Assuming the conversion of the 12,835,304 shares of Non-Voting Common Stock beneficially owned by UP Rail into Shares, such Shares would represent, in the aggregate, 29.13% of the 44,059,760 Shares outstanding as of October 15, 1994, as reported in the Issuer's Quarterly Report on Form 10-Q (the "Form 10-Q"), filed on November 15, 1994 (including as outstanding for this purpose the Shares issuable upon conversion of the shares of Non-Voting Common Stock). UP Rail has the sole power to dispose or direct the disposition of the 12,835,304 shares of Non-Voting Common Stock beneficially owned by it and would have the sole power to vote or direct the vote (subject to obtaining final ICC approval) and the sole power to dispose or direct the disposition of the Shares into which the Non-Voting Common Stock is convertible. As discussed in Item 4 above, UP intends, upon effectiveness of the ICC's opinion, to convert its Non-Voting Stock into Shares.

                    Pursuant to Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), UP Rail may be deemed to be the beneficial owner of the Shares into which the Non-Voting Common Stock is convertible. As the sole shareholder of UP Rail, UP Holdings may be deemed to have voting and dispositive power with respect to such shares of Non-Voting Common Stock and the Shares into which the Non-Voting Common Stock is convertible and may therefore be deemed to be the beneficial owner of all such shares. As the sole shareholder of UP Holdings, UP may be deemed to have voting and dispositive power with respect to such shares of Non-Voting Common Stock and the Shares into which the Non-Voting Common Stock is convertible and may therefore be deemed to be the beneficial owner of all such shares.

                    Pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, to the extent a "group" is deemed to exist by virtue of an agreement, dated as of June 21, 1993 among the parties to the Stockholders Agreement, as previously described in the Schedule 13D, each of the Reporting Persons could be deemed to have beneficial ownership, for purposes of Sections 13(g) and 13(d) of the Exchange Act, of all of the equity securities of the Issuer beneficially owned by the remaining parties to the 1993 Agreement. Accordingly, the Reporting Persons could be deemed to beneficially own an aggregate of 14,405,971 Shares, or approximately 32.70% of the outstanding Shares (assuming the conversion of the Non-Voting Common Stock held by UP Rail into Shares), of which 1,570,667 Shares, or 3.56% are owned by certain individuals employed by the Issuer, CNW Corporation, an indirect wholly-owned subsidiary of the Issuer ("CNW"), or Chicago and North Western Railway Company, an indirect wholly-owned subsidiary of the Issuer ("CNWT") (collectively, the "Management Investors"). Excluding the Shares issuable upon conversion of the Non-Voting Common Stock held by UP Rail, such Management Investors beneficially own 5.30% of the outstanding Shares.

                    The foregoing Share ownership amounts for the Management Investors are based on the Issuer's proxy statement dated March 28, 1994.


                                  SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  December 15, 1994

                                        UP RAIL, INC.

                                        By: /s/ Carl W. von Bernuth
                                           __________________________
                                           Name:  Carl W. von Bernuth
                                           Title: Vice President and
                                                     Assistant Secretary


                                  SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  December 15, 1994

                                        UNION PACIFIC HOLDINGS, INC.

                                        By: /s/ Carl W. von Bernuth
                                           __________________________
                                           Name:  Carl W. von Bernuth
                                           Title: Vice President and
                                                     Chief Legal Officer


                                  SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  December 15, 1994

                                        UNION PACIFIC CORPORATION

                                        By: /s/ Carl W. von Bernuth
                                           ____________________________
                                           Name:  Carl W. von Bernuth
                                           Title: Senior Vice President
                                                     and General Counsel


                                  Schedule I

          1. Directors and Executive Officers of Union Pacific Corporation ("UP"). The name, present principal occupation or employment of each of the directors and executive officers of UP, and the name, principal business and address of any organization in which such employment is conducted, are set forth below. Unless otherwise indicated, the business address of each person listed below is Martin Tower, Eighth and Eaton Avenues, Bethlehem, Pennsylvania 18018. Each director and executive officer listed below is a citizen of the United States. Directors are identified by an asterisk.

                                        Present Principal
           Name and Business               Occupation
           or Residence Address            or Employment

          Robert P. Bauman*             Chairman
          1500 Littleton Road           British Aerospace, p.l.c.
          Parsippany, NJ  07054

          Richard S. Cheney*            Senior Fellow
          1150 17th Street, NW          American Enterprise
          Suite 1100                      Institute
          Washington, DC  20036

          E. Virgil Conway*             Financial Consultant
          101 Park Avenue                 and Corporate Director
          31st Floor
          New York, NY  10178

          Spencer F. Eccles*            Chairman and Chief
          79 S. Main Street               Executive Officer
          Salt Lake City, UT  84111*    First Security Corporation

          Elbridge T. Garry, Jr.*       Partner
          59 Wall Street                Brown Brothers Harriman
          New York, NY  10005             & Co.

          William H. Gray, III*         President
          11328 French Horn Lane        United Negro College Fund
          Reston, VA  22091

          Judith Richards Hope*         Senior Partner
          1050 Connecticut Ave., NW     Paul, Hastings, Janofsky
          Twelfth Floor                   & Walker
          Washington, DC  20036

          Lawrence M. Jones*            Retired Chairman and Chief
          250 North St. Francis St.       Executive Officer
          P.O. Box 1762                 The Coleman Company, Inc.
          Wichita, KS  67201

          Drew Lewis*                   Chairman
                                        Union Pacific Corporation

          Richard J. Mahoney*           Chairman & Chief Executive
          800 N. Lindbergh Blvd.          Officer
          St. Louis, MO  63167          Monsanto Company

          Claudine B. Malone*           President
          7570 Potomac Fall Road        Financial & Management
          McLean, VA  22102               Consulting, Inc.

          Jack L. Messman*              President and Chief
          801 Cherry Street               Executive Officer
          Forth Worth, TX  76102        Union Pacific Resources Company

          John R. Meyer*                Professor
          138 Brattle Street            Harvard University
          Cambridge, MA  02138

          Thomas A. Reynolds, Jr.*      Chairman Emeritus
          35 West Wacker Drive          Winston & Strawn
          Suite 4700
          Chicago, IL  60601

          James D. Robinson, III*       President
          126 E. 56th Street            J.D. Robinson Inc.
          26th Floor
          New York, NY  10022

          Robert W. Roth*               Retired President and
          1580 Griffin Road               Chief Executive Officer
          Pebble Beach, CA  93853       Jantzen, Inc.

          Richard D. Simmons*           President
          1150 15th Street, NW          International Herald
          Washington, DC  20071           Tribune

          Richard K. Davidson*          President
          1416 Dodge Street             Union Pacific Corporation
          Omaha, NE  68179

          L. White Matthews, III*       Executive Vice President
                                          - Finance
                                        Union Pacific Corporation

          Ursula F. Fairbairn           Senior Vice President
                                          - Human Resources
                                        Union Pacific Corporation

          Carl W. von Hernuth           Senior Vice President
                                          and General Counsel
                                        Union Pacific Corporation

          Charles E. Billingsley        Vice President and
                                          Controller
                                        Union Pacific Corporation

          John E. Dowling               Vice President - Corporate
                                          Development
                                        Union Pacific Corporation

          John B. Gremillion, Jr.       Vice President - Taxes
                                        Union Pacific Corporation

          Mary E. McAuliffe             Vice President
                                          - External Relations
                                        Union Pacific Corporation

          Gary F. Schuster              Vice President
                                          - Corporate Relations
                                        Union Pacific Corporation

          Gary M. Stuart                Vice President and
                                          Treasurer
                                        Union Pacific Corporation

          Judy L. Swantak               Vice President and
                                          Secretary
                                        Union Pacific Corporation

          2. Directors and Executive Officers of Union Pacific Holdings, Inc. ("UP Holdings"). The name, president principal occupation or employment of each of the directors and executive officers of UP Holdings, and the name, principal business and address of any organization in which such employment is conducted, are set forth below. Unless otherwise indicated, the business address of each person listed below is Martin Tower, Eighth and Eaton Avenues, Bethlehem, Pennsylvania 18018. Each director and executive officer listed below is a citizen of the United States. Directors are identified by and asterisk.

                                         Present Principal
           Name and Business                 Occupation
           or Residence Address             or Employment

          Drew Lewis*                    Chairman
                                         Union Pacific Corporation

          L. White Matthews, III*        Executive Vice President
                                           - Finance
                                          Union Pacific Corporation

          Carl W. von Bernuth*           Senior Vice President
                                           and General Counsel
                                         Union Pacific Corporation

          Charles E. Billingsley         Vice President and
                                           Controller
                                         Union Pacific Corporation

          John B. Gremillion, Jr.        Vice President - Taxes
                                         Union Pacific Corporation

          Gary M. Stuart                 Vice President and
                                           Treasurer
                                         Union Pacific Corporation

          Judy L. Swantak                Vice President and
                                           Secretary
                                         Union Pacific Corporation

          3. Directors and Executive Officers of UP Rail, Inc. ("UP Rail"). The name, present principal occupation or employment of each of the directors and executive officers of UP Rail, and the name, principal business and address of any organization in which such employment is conducted, are set forth below. Unless otherwise indicated, the business address of each person listed below is Martin Tower, Eighth and Eaton Avenues, Bethlehem, Pennsylvania 18018. Each director and executive officer listed below is a citizen of the United States. Directors are identified by an asterisk.

                                         Present Principal
           Name and Business                 Occupation
           or Residence Address             or Employment

          L. White Matthews, III*        Executive Vice President
                                           - Finance
                                         Union Pacific Corporation

          Carl W. von Bernuth*           Senior Vice President
                                           and General Counsel
                                         Union Pacific Corporation

          John E. Dowling*               Vice President
                                           - Corporate Development
                                         Union Pacific Corporation

          Judy L. Swantak                Vice President and
                                           Secretary
                                         Union Pacific Corporation

          Gary M. Stuart                 Vice President and
                                           Treasurer
                                         Union Pacific Corporation